Exhibit 99.12

Press Release

2018 Strategy and Outlook Presentation

New York, September 25, 2018 - Patrick Pouyanné, Chairman and CEO, and Patrick de La Chevardière, CFO, will today present Total’s Strategy & Outlook to the financial community in New York. The presentation slides and webcast are available on total.com.

Key messages of the presentation include:

Consistently delivering

Over the past three years, Total has demonstrated a track record of delivering on its objectives including production growth, cost reduction, capital discipline, and asset sales. The downstream business continues to provide best in class profitability and robust cash generation. The result is a stronger company with a post-dividend breakeven lowered to 50 $/b, more than halved compared to 2014.

Going forward, Total reaffirms its strong position with:

•         Outstanding production growth of 6-7% per year from 2017 to 2020,

•         15-17 B$ per year of capital investment over the same period, and

•         An Opex reduction target of 5 B$ per year by 2020 compared to the 2014 base, increased from 3.7 B$ in 2017

Creating value through the cycle

Total has taken advantage of the cycle since 2015 to acquire, at a cost of less than 2.5 $/boe, more than 7 billion boe of low breakeven resources, representing 25% of the Upstream portfolio, significantly high-grading the asset base.

Total is now seizing the favorable cost environment to sanction both major projects and short-cycle opportunities. The upgraded portfolio has a rich pipeline of major projects to be sanctioned by 2020 that will add more than 700 kboe/d of production, thus contributing to a 5% average growth from 2017 to 2022. In addition, the Group has a number of short-cycle projects such as deepwater tie-backs and infill drilling which can be developed at a cost of less than 7 $/boe and offer high returns and quick payback.

Building a responsible energy company on core strengths and growing markets

Total integrates climate issues into its strategy and takes into account anticipated market trends. As such the Group will focus on low breakeven oil projects, expand along the full gas value chain and develop a profitable low carbon electricity business. To better represent this to the market, the Group will update its reporting structure from 2019 with the creation of a new segment called Integrated Gas, Renewables and Power (iGRP). This segment will consolidate the current Gas, Renewable and Power perimeter as well as the Upstream and Midstream LNG assets currently reported in Exploration & Production

In addition, the Group has released today the 3rd edition of its "Integrating Climate into our Strategy” report which includes a new Carbon Intensity Indicator. The Group’s objective is to reduce the carbon intensity of its energy sales by 15% from 2015 to 2030. Beyond 2030, it has the ambition to pursue its efforts or possibly to accelerate as new technologies become available and public policies are put in place and reach a reduction of around 25% to 35% by 2040.

Delivering shareholder return

The Group has clear visibility on cash flow growth to 2020, driven by project startups and recent acquisitions. At 60 $/b Brent, cash flow is expected to increase by 7 B$ from 2017 to 2020 and return on equity to increase to 12%.

Total is implementing the shareholder return policy announced in February:

•         The 2018 interim dividends have been increased by up 3.2%, in line with an increase of 10% by 2020,

•         The Group is buying back in 2018 1.5 B$ of shares as part of the 5 B$ program from 2018-20

Total is confident that its clear strategy and solid execution will continue to deliver peer leading shareholder returns for investors.

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Following the Strategy & Outlook presentation, there will be a series of Business Unit Presentations made by members of the Executive Committee and other Senior Executives:

Deepwater: A profitable source of growth
Arnaud Breuillac, President, Exploration & Production

Growing in the LNG integrated value chain
Laurent Vivier, Senior Vice-President, Gas

Expanding Petrochemicals
Bernard Pinatel, President, Refining & Chemicals

Marketing & Services of the future
Momar Nguer, President, Marketing & Services

Leveraging new technologies
Marie-Noëlle Semeria, Senior Vice-President, Research & Development

Integrating climate into our strategy
Philippe Sauquet, President, Gas, Renewables & Power, President Strategy-Innovation

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. - Tour Coupole - 2, place Jean Millier - Arche Nord Coupole/Regnault - 92078 Paris La Défense Cedex - France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC's website: www.sec.gov.